UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2011

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA’s plans to meet the new EBA June 2012 Core Capital Target

Manuel Gonzalez Cid, CFO

October 27th 2011

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and intentions.

The contents of this statement must be taken into account by any persons or entities that may have to make decisions or prepare or disseminate opinions about securities issued by BBVA and, in particular, by the analysts who handle this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

Reconciliation of reported 3Q11 Core Capital and EBA’s Core Capital

Core Capital BIS II vs proforma EBA Core Tier I Capital (Sept., 2011)

BBVA Group (bp and %)

Required buffer vs. 9%

€6,3 Bn

+ €0,8 Bn* €7,1 Bn as of June ‘11

Core BIS II Sep

2011

Tier I

Deductions

Software

Other

Pro-forma EBA

Core Sep 2011

MTM Sov. debt

AFS + HTM

Haircut Sov.

Loan portfolio

Basel 2.5

Pro-forma EBA

Core Sep 2011

post Sov. Haircuts+Basel 2.5

9.1%

-84

-24

-6

8.0%

-24

-35

-30

7.1%

*3Q11 organic capital generation

How will BBVA reach the June 2012 9% target?

Required buffer vs. 9% as of June + Sovereign debt

1 €7.1 Bn

& loan portfolio haircuts + Basel 2.5 =

Required buffer as of September considering

2 organic generation in 3Q11 + Basel 2.5 = €6.3 Bn

3 Required buffer as of September without Basel 2.5

effect = €5.4 Bn

How will BBVA reach the June 2012 9% target?

1 Organic capital generation

2 RWA optimization

3 Portfolio and balance sheet management

ORGANIC CAPITAL GENERATION

BBVA has a proven track record of organic capital generation

Core capital

BBVA Group (%)

5.8

3.2

2.3

-1.6

-0.6

9.1

+21bp quarterly average

Dec. 07

Organic generation

Capital increase*

M&A transactions**

Other

Sep. 11

3Q11 – 2Q12 estimated organic Capital generation €2.6 Bn:

• Average consensus earnings for 2011 + 2012, minus 3Q11 organic capital generation

• Maintaining current dividend policy

*Includes conversion of convertible bonds

** Acquisition of Fórum, Garanti y Credit Uruguay

RWA OPTIMIZATION

BBVA has ample room to optimize RWA without deleveraging

RWAs / Total assets

BBVA Group vs Peer Group (Dec.10, %)

BBVA

57

Peer 1

50

Peer 2

50

Peer 3

49

Peer 4

45

Peer 5

41

Peer 6

35

Peer 7

32

Peer 8

30

Peer 9

30

Peer 10

27

Peer 11

23

Peer 12

21

Peer 13

18

Peer 14

15

EBA capital* / total tangible assets

BBVA Group vs Peer Group (Dec.10, %)

Peer 1

4.8

BBVA

4.6

Peer 2

4.2

Peer 3

4.1

Peer 4

3.9

Peer 5

3.6

Peer 6

3.5

Peer 7

3.5

Peer 8

2.8

Peer 9

2.7

Peer 10

2.5

Peer 11

2.0

Peer 12

1.6

BBVA: Highest RWA density and low leverage

Peer Group: BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS , SAN, SG, UBS, UCI . * CASA: core capital published in december 2010

7

RWA OPTIMIZATION

RWA optimization is a common practice and BBVA has a large room for improvement

1	year RWA evolution

June 2010 – June 2011

BBVA Group vs. Peer Group (%)

Peer 1

8.7

Peer 2

7.1

Peer 3

5.3

BBVA

3.8

Peer 4

0.8

Peer 5

0.7

Peer 6

0.0

-3.0

Peer 7

-3.5

Peer 8

-6.0

Peer 9

-9.0

Peer 10

-9.1

Peer 11

-12.5

Peer 12

-17.2

Peer 13

-17.5

Peer 14

Average RWA reduction

- 10%

8

RWA OPTIMIZATION

Capital generation via RWA optimization is feasible without deleveraging measures (*)

Operational Risk:

Migration of operational risk RWA to internal models

Other measures (examples):

Review parameters of existing models

Reduce risk weighting of provisioned non-performing portfolios

• Total effect expected to be €2.1 Bn of additional capital

• Less than 5% of current RWA, more than compensating Basel 2.5 impact.

(*) Subject to Bank of Spain approval

PORTFOLIO AND BALANCE SHEET MANAGEMENT

BBVA would undertake a review of its portfolio businesses and optimize its balance sheet structure

Assets / businesses with lower strategic relevance Value enhancement of existing portfolio of businesses Unrealized capital gains in outstanding debt

Potential capital generation well above remaining required buffer

BBVA has several levers to achieve the required target

Proforma EBA Core Tier I September, 2011 vs Proforma EBA Core Tier I June 2012 Target

BBVA Group (bp and %)

7.1%

+80

+64

+

>9.0%

Pro-forma Core Tier I EBA Sep 2011 post Sov. haircuts

Organic Generation (3 quarters)

RWA Optimization

Portfolio and balance sheet management

EBA Core Tier I June 2012 Target

Conclusions

European exercise represents a significant overweight in

1	Spanish banking system (25% of total requirements)

BBVA is confronted with material additional buffers following a

2

very successful outcome of the June 2011 stress test

BBVA will address the required capital buffer through a mix of 3 retained earnings and management actions without recurring public funds

This will position BBVA as one of the lowest leveraged and 4 highest capitalized entity of the EU supported by a high degree of recurrent earnings

5	This implies more than 10% of core capital by June 2012

BBVA’s plans to meet the new EBA June 2012 Core Capital Target

Manuel Gonzalez Cid, CFO

October 27th 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 28, 2011	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer